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A love story about being seen...
even when you're trying to disappear.
#blindhope
by Charo Toledo
equity campaign starts 7/23/26

EVERY LOVE STORY NEEDS A BROTHERHOOD.

TODA HISTORIA DE AMOR NECESITA

UNA HERMANDAD.



William "El Niño" León

18–28 – Soccer prodigy. Broken romantic. Blind believer.

On the field, William is pure fire— unstoppable, adored, golden. Off it, he's chaos wrapped in charm, with a soul deeper than his swagger lets on. After a drunken crash leaves him blind, fame and adrenaline fade fast. But when a mysterious nurse sings a song he's heard once, and never forgotten, he falls in love again, this time without sight. William's arc is about unlearning ego, embracing vulnerability, and recognizing love without needing to see it.

He lost his vision—and finally found his heart.

ROBERT "ROB" LEÓN

21 | Mexican-American | William's Older Brother | The Fallen Star

Rob once had the spotlight; now he watches his younger brother chase the

MEET LOS MUCHACHOS

A love story does not happen in a vacuum. It happens because somebody has your back.

In #BlindHope, that somebody is a brotherhood: William, his brother Rob, and their boy Cam. On the field they are loud, cocky, impossible. Off it, they are the ones who carry each other when life hits hard. They are why William becomes brave enough to see the girl everyone else overlooked.

I wrote them from the men I grew up around. The ones who tease you mercilessly and would also walk through fire for you. If you have had a crew like that, you already understand this film.

On July 23 we open our Community Round on **CineBlock Films,** your invitation to be part of bringing these characters to the screen.

Save the date. Stay in the familia.

Con cariño,
Charo

See los muchachos here

dream he couldn't hold onto. A talented footballer in his own right, Rob plays for his brother's rival team, Club América, adding another layer of complexity to William's journey and the family's legacy.

Grounded, practical, and quietly protective, Rob's swagger is earned through setbacks. He's the voice of reason between Cam's jokes and William's fire, carrying the weight of expectations and regret. But he loves hard, even when he can't say it out loud.

Rob isn't the rival. He's the reason William believes greatness runs in the family.





CAMERON "CAM" JOHNSON

18 | Black | Miami-born | The Chaos Best Friend

Cam is the wildcard with heart; equal parts class clown, hype man, and accidental philosopher. He masks his fears with memes and falsetto karaoke, but beneath the jokes is a loyal friend who knows more than he says. Whether dragging William to bottle service or roasting his romantic delusions, Cam is always there, with a bag of Cheetos, emotional insight, and the condom string of wisdom.

His chaos is armor, but his loyalty is real.

CONOCE A LOS MUCHACHOS

Una historia de amor no sucede en el vacío. Sucede porque alguien te cuida la espalda.

En #BlindHope, ese alguien es una hermandad: William, su hermano Rob, y su pana Cam. En la cancha son ruidosos, presumidos, imposibles. Fuera de ella, son los que se cargan entre sí cuando la vida pega duro. Son la razón por la que William se vuelve lo suficientemente valiente para ver a la muchacha que todos los demás ignoraron.

Los escribí inspirada en los hombres con los que crecí. Los que te molestan sin piedad y también caminarían por el fuego por ti. Si has tenido un grupo así, ya entiendes esta película.

El 23 de julio abrimos nuestra Community Round en **CineBlock Films,** tu invitación a ser parte de llevar estos personajes a la pantalla.

Aparta la fecha. Quédate en la familia.

Con cariño,
Charo

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DISCLAIMER

BH Movie LLC is "testing the waters" to gauge potential investor interest in a possible Regulation Crowdfunding offering. No money or other consideration is being solicited or accepted. No offer to buy securities can be accepted and no part of the purchase price can be received until a Form C is filed with the Securities and Exchange Commission and any such offer is made through an approved funding portal. Any indication of interest involves no obligation or commitment of any kind.

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